December 16, 2013

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-6010
Attention:  Amanda Ravitz, Assistant Director

Re:          SuperCom Ltd.
Registration Statement on Form F-1 (File No. 333-189810)

Dear Ms. Ravitz

The undersigned, SuperCom Ltd., issuer of the securities covered by the above-referenced Registration Statement, hereby respectfully requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission at 5:00 p.m. Washington, D.C. time, on December 18, 2013, or as soon thereafter as possible.

Management of SuperCom Ltd. is aware of its responsibility under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the disposition of the securities covered by the above-referenced Registration Statement.

We acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve SuperCom Ltd. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	SuperCom Ltd. may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your courtesy in this matter.

Very truly yours, SuperCom Ltd. By: /s/ Arie Trabelsi Name: Arie Trabelsi Title: Chief Executive Officer
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December 16, 2013

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Amanda Ravitz

RE:	SuperCom Ltd. (the “Company”)
Registration Statement on Form F-1
(File No. 333-189810) (the “Registration Statement”)

Dear Ms. Ravitz:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Aegis Capital Corp., as the underwriter of the offering, hereby joins the request of the Company that the effective date of the above-captioned Registration Statement be accelerated so as to permit it to become effective on Wednesday, December 18, 2013, at 5:00 p.m., EST, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act, please be advised that the preliminary prospectus dated December 9, 2013 in connection with the Registration Statement was distributed approximately as follows:

Copies to prospective dealers:	230
Copies to institutional investors:	250
Copies to others:	175
Total	655

We have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Any questions should be addressed to Eric Lord at Aegis Capital Corp. at (646) 502-2415.

Very truly yours, AEGIS CAPITAL CORP.

By:	/s/ Samuel Guidetti
Name: Samuel Guidetti
Title: Chief Compliance Officer